CROSSHAIR EXPLORATION & MINING CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED APRIL 30, 2011

 (Expressed in Canadian Dollars)

DAVIDSON & COMPANY LLP — Chartered Accountants — A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Crosshair Exploration & Mining Corp.

We have audited the accompanying consolidated financial statements of Crosshair Exploration & Mining Corp. which comprise the consolidated balance sheets as at April 30, 2011 and 2010 and the consolidated statements of operations and comprehensive loss, shareholders' equity and cash flows for the years ended April 30, 2011, 2010 and 2009, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Crosshair Exploration & Mining Corp. as at April 30, 2011 and 2010 and the results of its operations and its cash flows for the years ended April 30, 2011, 2010 and 2009 in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada — Chartered Accountants

July 25, 2011

NEXIA INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

CROSSHAIR EXPLORATION & MINING CORP.
CONSOLIDATED BALANCE SHEETS
AS AT APRIL 30
 (Expressed in Canadian Dollars)
ASSETS	2011	2010
Current assets
Cash and cash equivalents	$9,931,585	$3,427,511
Marketable securities	860,784	358,823
Receivables	227,974	135,981
Prepaid expenses (Note 10)	145,584	283,611

	11,165,927	$4,205,926

Reclamation bonds	17,563	26,477

Equipment (Note 4)	181,834	380,705

Mineral properties (Note 5)	31,733,095	30,385,684
	$43,098,419	$34,998,792

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Payables and accrued liabilities	$278,350	$798,623
Due to related parties (Note 10)	72,407	4,294
	350,757	802,917

Future reclamation costs (Note 6)	282,162	290,458

Contingent liability (Note 15)	400,000	200,000
	1,032,919	1,293,375
Shareholders' equity
Capital stock (Note 8)
Authorized
Unlimited number of common shares without par value
Issued: 47,477,151 (April 30, 2010 – 32,869,373) common shares	77,151,646	70,162,104
Contributed surplus (Note 8)	20,695,209	17,237,949
Deficit	(55,781,355)	(53,694,636)

	42,065,500	33,705,417

	$43,098,419	$34,998,792
Nature and Continuance of Operations (Note 1)
Commitments (Note 7)
Contingencies (Note 15)
On behalf of the Board:
“Mark J. Morabito”	Director	“Ian B. Smith”	Director
Mark J. Morabito		Ian B. Smith

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
YEARS ENDED APRIL 30
(Expressed in Canadian Dollars)

	2011	2010 2009
EXPENSES
Accretion (Note 6)	$22,941	$54,908	$28,089
Amortization	60,948	113,069	199,213
Audit and accounting	76,548	132,498	171,486
Consulting (Note 10)	215,985	84,452	174,541
Directors’ fees (Note 10)	-	-	100,500
Insurance	65,975	80,784	79,272
Investor relations	157,235	73,835	167,570
Legal (Note 10)	247,543	289,737	225,048
Management fees (Note 10)	461,664	94,582	39,583
Office and administration (Note 10)	99,089	184,484	332,894
Property investigations	9,924	239	-
Provision for bad debt	-	31,000	93,270
Rent (Note 10)	54,065	117,916	190,232
Stock-based compensation (Note 8)	1,200,990	1,049,684	3,312,632
Transfer agent and filing fees	166,036	95,263	353,445
Travel (Note 10)	58,157	42,860	95,546
Wages and salaries (Note 10)	359,103	642,262	1,351,582
	(3,256,203)	(3,087,573)	(6,914,903)

OTHER INCOME (EXPENSES)
Interest income	34,748	49,122	175,425
Gain (loss) on sale of equipment (Note 10)	(110,291)	-	21,516
Gain (loss) on foreign exchange	(6,934)	10,018	(17,380)
Asset retirement obligations recovery	-	51,734	-
Unrealized gain (loss)–marketable securities	501,961	66,667	(1,290,195)
Mineral property write-off	-	(229,796)	(14,000,000)
	419,484	(52,255)	(15,110,634)
Loss before income tax	(2,836,719)	(3,139,828)	(22,025,537)
Future income tax recovery (Note 11)	750,000	818,750	1,301,300
Loss for the year	$(2,086,719)	$(2,321,078)	$(20,724,237)

Basic and diluted loss per common share	$(0.05)	$(0.08)	(0.89)

Weighted average number of common shares outstanding	41,193,459	29,528,511	23,396,172

The accompanying notes are an integral part of these consolidated financial statements

CROSSHAIR EXPLORATION & MINING CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED APRIL 30
(Expressed in Canadian Dollars)

CASH FLOWS FROM OPERATING ACTIVITIES	2011	2010	2009
Loss for the year	$(2,086,719)	$(2,321,078)	$(20,724,237)
Items not affecting cash:
Accretion	22,941	54,908	28,089
Accrued income or other receivables	-	-	(8,444)
Asset retirement obligation recovery	-	(51,734)	-
Amortization	60,948	113,069	199,213
Provision for bad debt	-	31,000	93,270
Loss on sale of equipment	110,291	-	-
Future income tax recovery	(750,000)	(818,750)	(1,301,300)
Stock-based compensation	1,200,990	1,049,684	3,312,632
Unrealized loss/(gain)–foreign exchange	2,089	(25,963)	(29,238)
Unrealized (gain) loss–marketable securities	(501,961)	(66,667)	1,290,195
Mineral property write-off	-	229,796	14,000,000
Acquisition of marketable securities	-	-	(1,000,000)
Non-cash working capital item changes
Receivables	(91,993)	(88,768)	426,812
Due from related party	-	(2,669)	-
Prepaid expenses	138,027	33,451	(43,234)
Payables and accrued liabilities	(138,497)	(301,568)	353,529
Due to related parties	68,113	(94,204)	(11,797)

Net cash used in operating activities	(1,965,771)	(2,259,493)	(3,414,510)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition costs on acquisition of Target	-	-	(195,271)
Cash acquired on acquisition of Target	-	-	210,572
Mineral properties	(1,562,513)	(954,128)	(5,965,764)
Proceeds on sale of equipment	30,000	-	-
Acquisition of equipment	(2,368)	(11,088)	(103,116)
Reclamation bond refunds	8,914	7,632	-

Net cash used in investing activities	(1,525,967)	(957,584)	(6,053,579)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares and warrants for cash, net of costs	9,995,812	3,817,314	(16,992)
Advances made to Target	-	-	(963,519)

Net cash provided by (used in) financing activities	9,995,812	3,817,314	(980,511)

Net change in cash and cash equivalents during the year	6,504,074	600,237	(10,448,600)

Cash and cash equivalents, beginning of year	3,427,511	2,827,274	13,275,874
Cash and cash equivalents, end of year	$9,931,585	$3,427,511	$2,827,274
Cash and cash equivalents
Cash	$1,586,093	$1,502,790	$787,274
Liquid short term investments	8,345,492	1,924,721	2,040,000
	$9,931,585	$3,427,511	$2,827,274
Supplemental disclosures with respect to cash flows (Note 9)

The accompanying notes are an integral part of these consolidated financial statements

CROSSHAIR EXPLORATION & MINING CORP.
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
 (Expressed in Canadian Dollars)

	Capital Stock
	Number of Shares	Amount	Contributed	Deficit	Total
			Surplus
Balance at April 30, 2008	21,148,956	$60,948,053	$10,496,726	$(30,649,321)	$40,795,458

Issued for:
Share issuance costs	-	(16,992)	-	-	(16,992)
Property acquisition	3,231,250	5,969,008	1,500,418	-	7,469,426
Target plan of arrangement (Note 3)	3,665,872	2,194,417	119,904	-	2,314,321
Stock-based compensation for the year	-	-	3,312,632	-	3,312,632
Tax benefit renounced to flow-through shareholders	-	(1,301,300)	-	-	(1,301,300)
Loss for the year	-	-	-	(20,724,237)	(20,724,237)

Balance at April 30, 2009	28,046,078	67,793,186	15,429,680	(51,373,558)	31,849,308

Issued for:
Stock option exercise	6,250	11,972	(8,222)	-	3,750
Private placement – Nov 2009	1,250,000	639,656	360,344	-	1,000,000
Flow-through private placement– Nov 2009	1,275,000	1,275,000	-	-	1,275,000
Debt Settlement	87,500	79,450	-	-	79,450
Flow-through private placement– Dec 2009	500,000	500,000	-	-	500,000
Flow-through private placement– April 2010	1,704,545	1,244,333	255,667	-	1,500,000
Share issuance costs	-	(562,743)	101,307	-	(461,436)
Tax benefit renounced to flow-through shareholders	-	(818,750)	-	-	(818,750)
Stock-based compensation for the year	-	-	1,099,173	-	1,099,173
Loss for the year	-	-	-	(2,321,078)	(2,321,078)
Balance at April 30, 2010	32,869,373	70,162,104	17,237,949	(53,694,636)	33,705,417
Issued for:
Fractional rounding from share consolidation	(124)	-	-	-	-
Flow-through private placement– Nov 2010	3,750,000	2,542,956	457,044	-	3,000,000
Private placement – Nov 2010	9,999,999	4,811,726	2,188,274	-	7,000,000
Share issuance costs	-	(1,444,798)	519,101	-	(925,697)
Exercise of stock options	200,000	877,911	(711,911)	-	166,000
Exercise of warrants	657,903	951,747	(196,238)	-	755,509
Stock-based compensation for the year	-	-	1,200,990	-	1,200,990
Tax benefit renounced to flow-through shareholders	-	(750,000)	-	-	(750,000)
Loss for the year	-	-	-	(2,086,719)	(2,086,719)
Balance at April 30, 2011	47,477,151	$77,151,646	$20,695,209	$(55,781,355)	$42,065,500
The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2011
 (Expressed in Canadian Dollars)

1.           NATURE AND CONTINUANCE OF OPERATIONS

Crosshair Exploration & Mining Corp. (the "Company" or “Crosshair”) was incorporated under the laws of British Columbia on September 2, 1966.  Its principal business activities are the acquisition and exploration of mineral properties. All of the Company’s resource properties are located in North America.

The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable.  The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles (“GAAP”) on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

Management believes the Company has sufficient working capital to maintain its operations and its activities for the next fiscal year.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption deemed to be inappropriate.  These adjustments could be material.

During the year ended April 30, 2011 the Company consolidated its common shares on the basis of one post-consolidated share for every four pre-consolidated common shares held (Note 8).  All references to share amounts have been retroactively restated to reflect the share consolidation.

2.           SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

These consolidated financial statements include the accounts of the Company, Target Exploration and Mining Corp (“Target”), (since March 31, 2009, the date of acquisition) (Note 3) and 448018 Exploration Inc.; both of which are wholly-owned subsidiaries, and the account of The Bootheel Project LLC (Note 5). All inter-company transactions and balances have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions.  These estimates and assumptions affect the reported amounts of assets, liabilities, shareholders’ equity, and the disclosure of contingent assets and liabilities, as at the date of the financial statements, and expenses for the years reported.  In particular, the Black-Scholes stock price valuation model used to value warrants and stock options requires the input of highly subjective assumptions regarding stock price volatility.

Changes in these assumptions can materially affect the fair value estimate, and therefore, the Black-Scholes model does not necessarily provide a reliable measure of fair value.

Other significant estimates used relate to the impairment of resource property interests, valuation of asset retirement obligations and the valuation allowance applied to future income tax assets.  Actual results may differ significantly from estimates and assumptions.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2011
 (Expressed in Canadian Dollars)

2.           SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Financial Instruments

All financial instruments are classified into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments and derivatives are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired.

The Company has classified its cash and cash equivalents and marketable securities as held-for-trading.  Receivables are classified as loans and receivables.  Payables and accrued liabilities and due to related parties are classified as other financial liabilities, all of which are measured at amortized cost.  The Company has elected to measure all derivatives and embedded derivatives at fair value and the Company maintained its policy not to use hedge accounting.

The Company also provides the required disclosure about the inputs used in making fair value measurements, including their classification within a hierarchy that prioritizes their significance.  The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 – Inputs that are not based on observable market data.

See Note 14 for relevant disclosures.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include cash on deposit and highly liquid short-term interest bearing variable rate investments. Interest earned is recognized immediately in operations.

Marketable securities

The Company accounts for its marketable securities at fair market value with gains and losses included in the statement of operations.

Equipment

Equipment is recorded at cost less accumulated amortization.  The equipment below is amortized over its useful life using the following annual rate and methods:

Computer and office equipment	30%	Declining balance
Computer software	45%	Declining balance
Exploration equipment	20%	Declining balance
Furniture and fixtures	20%	Declining balance
Leasehold improvements	3 years and 3 months	Straight-line

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2011
 (Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Mineral Properties

Costs related to the acquisition and exploration of mineral properties are capitalized by property until the commencement of commercial production.  If commercially profitable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method.  If, after management review, it is determined that capitalized acquisition, exploration and development costs are not recoverable over the estimated economic life of the property, or the property is abandoned, or management deems there to be an impairment in value, the property is written down to its net realizable value.

Any option payments received by the Company from third parties or tax credits refunded to the Company are credited to the capitalized cost of the mineral property. If payments received exceed the capitalized cost of the mineral property, the excess is recognized as income in the year received. The amounts shown for mineral properties do not necessarily represent present or future values.  Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Future reclamation costs

The Company recognizes the cost of a liability for an asset retirement obligation at fair value, when a reasonable estimate of fair value can be made, in the period in which it is incurred. This amount is added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life. If the fair value of the liability decreases due to changes in future cash flow estimates, a corresponding decrease in the related asset is recorded. If the reduction exceeds the value of the related asset, the remaining amount is reduced through earnings. Changes in the liability for an asset retirement obligation due to passage of time will be measured by applying an interest method of allocation.  The amount will be recognized as an increase in the liability and accretion expense in the statement of operations.

Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation.  The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations.

Flow-Through Shares

Resource expenditure deductions for income tax purposes related to exploration activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation.  To the extent that the future tax liabilities created by the renunciation exceed the future tax assets available, the Company records a reduction in capital stock for the estimated tax benefits transferred to shareholders.

When the Company renounces flow-through expenditures, a portion of the Company’s future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance, is recognized as a recovery of income taxes in the statement of operations.

Loss per share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year.

For diluted per share computations, assumptions are made regarding potential common shares outstanding during the year.  The weighted average number of common shares is increased to include the number of additional common shares that would be outstanding if, at the beginning of the year, or at time of issuance, if later, all options and warrants are exercised.  Proceeds from exercise are used to purchase the Company’s common shares at their average market price during the year, thereby reducing the weighted average number of common shares outstanding.  If these computations prove to be anti-dilutive, diluted loss per share is the same as basic loss per share.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2011
 (Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Stock-Based Compensation

The Company recognizes stock-based compensation expense based on the estimated fair value of the options on the date of grant, determined using the Black-Scholes option-pricing model.  The fair value of the options is recognized over the vesting period of the options granted as both stock-based compensation expense and contributed surplus.  The contributed surplus account is subsequently reduced if the options are exercised and the amount initially recorded is then credited to share capital.

Income Taxes

Income taxes are accounted for using the asset and liability method. Under this method of tax allocation, future tax assets and liabilities are determined based on differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases (“temporary differences”) and losses carried forward. Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Impairment of long-lived assets

A long-lived asset is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds its fair value. For purposes of recognition and measurement of an impairment loss, a long-lived asset is grouped with other assets and liabilities to form an asset group at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Estimates of future cash flows used to test recoverability of a long-lived asset include only the future cash flows that are directly associated with, and that are expected to arise as a direct result of, its use and eventual disposition.

Foreign Currency Translation

The Company’s functional and reporting currency is the Canadian dollar. Transactions denominated in foreign currency are translated into Canadian dollars at the rate of exchange in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Non-monetary items are translated at historical exchange rates. Revenue and expenses are translated at the average rate during the year in which the transaction occurred. Any gains or losses resulting from translation have been included in the statement of operations.

The financial position and results of the Company’s integrated foreign operations have been translated into
Canadian funds using the temporal method as follows:

i) Monetary items, at the rate of exchange prevailing at the consolidated balance sheet date;
ii) Non-monetary items, at the historical rate of exchange; and
iii) Exploration and administration costs, at the average rate during the year in which the transaction occurred.
iv) Revenue and expenses are translated at the average rate during the year in which the transaction occurred

Gains and losses arising on currency translation are included in operations for the year.

Comparative Figures

Certain comparative figures have been reclassified to conform with the current year’s presentation.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2011
 (Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Future accounting changes

Business combinations, consolidated financial statements and non-controlling interest

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-Controlling Interests”. These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary. Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. It provides the Canadian equivalent to IFRS 3, Business Combinations (January 2008). The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Section 1601 establishes standards for the preparation of consolidated financial statements.

Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS International Accounting Standards (“IAS”) 27, Consolidated and Separate Financial Statements (January 2008).

Sections 1601 and 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently.

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s existing GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  For the Company, the transition date will be May 1, 2010 and this will require the restatement for comparative purposes of amounts reported by the Company for each of the quarters for the year ended April 30, 2011.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2011
 (Expressed in Canadian Dollars)

3.           ACQUISITION

Target Exploration and Mining Corp.

On January 6, 2009, the Company entered into a plan of arrangement with Target Exploration and Mining Corp. (“Target”), whereby the Company agreed to acquire all of the outstanding common shares, warrants and stock options of Target. In consideration, the Company issued common shares, warrants and stock options on a 1.2 ratio for each Target common share, warrant and stock option outstanding, with all other terms of the warrants and stock options remaining unchanged. On March 31, 2009, the plan of arrangement was completed and the Company issued 3,665,872 common shares, 570,825 warrants and 600,000 stock options to Target shareholders and paid acquisition costs of $195,271, with a total value of $2,509,592.

The cost of the asset acquisition should be based on the fair value of the consideration given, except where the fair value of the consideration given is not clearly evident. In the case of the Company, the fair value of the consideration given was used which was allocated amongst the fair value of the assets and liabilities of Target as of the date of acquisition.

The acquisition of Target constitutes a related party transaction, and since the transaction has commercial substance and is not in the normal course of operations, it has been measured at the exchange amount.

 The total purchase price of $2,509,592 includes the following:

Common shares issued	$2,194,417
Fair value of options	107,594
Fair value of warrants	12,310
Acquisition costs	195,271

$2,509,592

The purchase price of $2,509,592 was allocated as follows:

Cash	$210,572
Receivables	28,837
Reclamation bonds	34,109
Equipment	7,228
Mineral properties	3,829,933
Current liabilities	(232,194)
Advances due to Crosshair	(963,519)
Future reclamation obligations	(405,374)

$2,509,592

These consolidated financial statements include the results of operations of Target from March 31, 2009, the date of acquisition.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2011
 (Expressed in Canadian Dollars)

4.           EQUIPMENT

April 30, 2011				April 30, 2010
Description	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Furniture & fixtures1	$-	$-	$-	$203,254	$146,867	$56,387
Computer & office equipment1	-	-	-	159,002	91,890	67,112
Computer software1	-	-	-	71,008	49,876	21,132
Exploration equipment	396,292	214,458	181,834	396,292	176,369	219,923
Leasehold improvements1	-	-	-	69,986	53,835	16,151

	$396,292	$214,458	$181,834	$899,542	$518,837	$380,705
1 See Note 10 - Related Party Transactions

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2011
 (Expressed in Canadian Dollars)

5.           MINERAL PROPERTIES

	CMB $	CMB JV $	Bootheel Project $	Golden Promise $	Juniper Ridge	Other Claims $	Total $
Balance April 30, 2009	18,373,906	2,542,534	3,670,420	4,520,172	-	229,796	29,336,828

Drilling & trenching	88,713	-	2,952	592,314	-	-	683,979
Geology	90,800	70,282	209,190	157,040	-	-	527,312
Geophysics	-	123,662	-	-	-	-	123,662
Administration	56,770	32,435	28,961	47,242	-	-	165,408
Technical analysis	37,527	3,901	-	38,974	-	-	80,402
Future reclamation	(18,665)	(5,651)	(366,889)	2,005	-	-	(389,200)
Acquisition costs	200,000	-	46,812	20,000	-	-	266,812
Recovery- JV partner	-	(71,004)	(18,236)	(4,352)	-	-	(93,592)
Administration fees	-	(8,260)	-	(348)	-	-	(8,608)
JCEAP1 refunds received	-	(70,954)	-	(6,569)	-	-	(77,523)
Write-off	-	-	-	-	-	(229,796)	(229,796)
Total for year	455,145	74,411	(97,210)	846,306	-	(229,796)	1,048,856
Balance April 30, 2010	18,829,051	2,616,945	3,573,210	5,366,478	-	-	30,385,684

Drilling & trenching	-	-	-	39,853	-	-	39,853
Geology	240,974	190,385	43,512	278,413	25,513	-	778,797
Geophysics	-	-	-	65,442	-	-	65,442
Geochemical	3,637	27,800	-	43,475	-	-	74,912
Metallurgy	22,235	-	-	54,586	-	-	76,821
Administration	4,485	14,088	21,241	15,649	-	-	55,463
Technical analysis	(652)	(871)	-	(3,850)	-	-	(5,373)
Future reclamation	(25,209)	(5,445)	-	(583)	-	-	(31,237)
Acquisition costs	200,000	-	40,903	335	232,945	-	474,183
Recovery- JV partner	-	-	(26,011)	-	-	-	(26,011)
JCEAP1 refunds received	-	-	-	(155,439)	-	-	(155,439)
Total for the year	445,470	225,957	79,645	337,881	258,458	-	1,347,411
Balance April 30, 2011	19,274,521	2,842,902	3,652,855	5,704,359	258,458	-	31,733,095

1 Junior Company Exploration Assistance Program

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2011
 (Expressed in Canadian Dollars)

5.	MINERAL PROPERTIES (cont’d…)

Cumulative totals as at April 30, 2011:

	CMB $	CMB JV $	Bootheel Project $	Golden Promise $	Juniper Ridge	Other Claims $	Totals $
Drilling & trenching	7,313,731	-	2,952	2,340,183	-	-	9,656,866
Geology	13,216,764	290,417	301,443	1,058,857	25,513	-	14,892,994
Geophysics	1,762,457	150,719	-	506,700	-	-	2,419,876
Geochemical	3,637	27,800	-	43,475	-	-	74,912
Metallurgy	22,235	-	-	54,586	-	-	76,821
Administration	1,670,320	47,974	70,164	275,437	-	-	2,063,895
Technical analysis	1,687,857	3,030	1,580	295,132	-	-	1,987,599
Future reclamation	146,403	33,758	(366,889)	3,809	-	-	(182,919)
Acquisition costs	3,350,750	7,132,327	3,687,852	1,387,657	232,945	229,796	16,021,327
Recovery- JV partner	-	(95,298)	(44,247)	(4,352)	-	-	(143,897)
Administration fees	-	(10,204)	-	(348)	-	-	(10,552)
JCEAP1 refunds received	(566,300)	(70,954)	-	(256,777)	-	-	(894,031)
Write-off	(9,333,333)	(4,666,667)	-	-	-	(229,796)	(14,229,796)
Balance April 30, 2011	19,274,521	2,842,902	3,652,855	5,704,359	258,458	-	31,733,095

1 Junior Company Exploration Assistance Program

Central Mineral Belt (“CMB”)

Moran Lake Property

Pursuant to an agreement dated October 14, 2004, the Company acquired an option to earn a 90% interest, subject to a 2% net smelter royalty (“NSR”) and a 10% carried interest to the vendor, in the Moran Lake Property, a uranium prospect located in Central Labrador, Newfoundland, Canada.  The agreement was amended on March 1, 2005 to include additional claims adjacent to the Moran Lake Property, known as Moran Heights.

To date, the Company has issued 400,000 common shares, made cash payments totaling $575,000 and spent more than the required minimum $3,000,000 on project expenditures.  In connection with the option agreement to earn in its 90% interest in the Moran Lake Property, the Company is required to make advance royalty payments in the amount of $200,000 per year until the commencement of commercial production. The Company is currently involved in a dispute with the original vendor of the Moran Lake Property regarding the timing of the advance royalty payments. The Company has accrued $400,000 as a contingent liability in the event that the Company is not successful in the dispute. (See Note 15). The Company is also required to complete a bankable feasibility study that is due on or before November 10, 2013.

Otter/Portage Lake Property

Pursuant to an agreement dated December 2, 2005, the Company acquired an option to earn a 100% interest, subject to a 1.5% NSR, in the Otter and Portage Lake Properties located in the Central Mineral Belt of Labrador.

To date, the Company has issued the total required 56,250 common shares, made cash payments totaling $140,000 and spent more than the required minimum $600,000 on project expenditures.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2011
 (Expressed in Canadian Dollars)

5.	MINERAL PROPERTIES (cont’d…)

CMB Joint Venture

Silver Spruce Central Mineral Belt (“CMB”) Joint Venture

In July 2008, the Company entered into an agreement with Expedition Mining Inc. ("Expedition"), formally known as Universal Uranium Ltd., to acquire all of Expedition's interest (60%) in its joint venture project with Silver Spruce Resources Inc. in Labrador for consideration of $500,000 cash, 2,500,000 common shares with a value of $5,100,000 and 1,875,000 warrants having a value of $1,500,418. The warrants were valued using the Black Scholes model with the following assumptions: risk free interest rate of 2.5%; expected life of 3 years; dividend rate of 0%; and volatility of 84%.  $95,581 of legal and regulatory costs was also incurred in relation to this acquisition.  In addition the Company also acquired exploration equipment with a fair value of $63,672 from Expedition.  Expedition retains a 2% net smelter return (“NSR”) royalty on its 60% interest in the property, which may be reduced to 1.5% in consideration for a cash payment of $1,000,000.  In July 2008, Crosshair also subscribed for 2,222,222 units of Expedition at a price of $0.45 per unit.  Each unit consists of one common share of Expedition and one share purchase warrant entitling Crosshair to purchase an additional common share of Expedition at a price of $0.65 on or before July 29, 2010.  Expedition warrants expired unexercised during the current fiscal year.

Bootheel Project

On March 31, 2009, the Company acquired the Bootheel and Buckpoint Properties in Wyoming, USA through the acquisition via Plan of Arrangement of Target Exploration and Mining Corp. Under an agreement dated June 7, 2007, as amended December 21, 2007, and February 28, 2008, between UR-Energy USA Inc. (“URE”), several of its subsidiaries, Target, now a wholly owned Crosshair subsidiary, and 448018, a wholly owned subsidiary of Target, the Company may earn a 75% interest in The Bootheel Project LLC (“BHP LLC”), subject to certain royalties, by completing expenditures totalling US $3,000,000 and issuing 31,250 common shares on or before June 7, 2011.  As of April 30, 2011 and 2010, the Company, through Target, had earned its 75% interest in BHP LLC.

Under Agreements dated February 5, 2008 between M J Ranches Inc, and 448018 as manager, BHP LLC leased MJ Ranches’ 75% ownership of certain minerals on fee land that adjoins the Bootheel Property.  The initial term of the agreement is for five years with provision for two renewals.  Payment for the initial five year term is US $252,651 paid in advance, increased for inflation for the renewal periods.  The acquired mineral rights are subject to a sliding scale royalty tied to the sales price of uranium.

Golden Promise

Golden Promise Property

On April 29, 2009, Crosshair acquired a 60% interest in the Golden Promise Gold Project in Central Newfoundland, Canada with an option to acquire up to a 70% interest and terminated the original property option earn-in agreement with Paragon Minerals Corp. (“Paragon”).

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2011
 (Expressed in Canadian Dollars)

5.	MINERAL PROPERTIES (cont’d…)

Golden Promise  (cont’d…)

Golden Promise Property (cont’d...)

As per the original property option earn-in agreement the Company issued 5,000 common shares during the year ended April 30, 2009 to Paragon at a value of $12,400.

Pursuant to the amended agreement with Paragon dated April 8, 2009, Crosshair issued 663,750 common shares with a market value of $686,608 during the year ended April 30, 2009.  Crosshair will provide Paragon with a $2,000,000 carried interest in initial exploration expenditures to be completed prior to May 2013. Crosshair can extend the timeframe to complete the initial exploration program by 12 months upon issuing 62,500 common shares to Paragon.

Upon the successful completion of the initial $2,000,000 exploration program, Crosshair can elect to earn an additional 10% interest (to 70%) in Golden Promise by providing Paragon with an additional $1,000,000 carried interest in additional exploration expenditures within 24 months.   Crosshair can extend the timeframe to complete the additional exploration program by 12 months upon issuing 25,000 common shares to Paragon.  In the event Crosshair does not complete the additional expenditure program within the required timeframe, Crosshair can purchase the remaining 10% interest by paying Paragon the difference between actually incurred exploration expenditures and $1,000,000 or just retain the 60% interest.

Southern Golden Promise (Victoria Lake)

The Company has earned a 60% interest in mineral claims located in the Botwood Basin area of Central Newfoundland known as Southern Golden Promise in consideration for issuing a total 100,000 common shares and incurring a minimum of $1,750,000 exploration expenditures within specified deadlines.

Juniper Ridge Uranium Property

On October 29, 2010, the Company signed a definitive agreement with Strathmore Resources Ltd., a wholly owned subsidiary of Strathmore Minerals Corp. (“Strathmore”) to acquire a 100% interest in the Juniper Ridge Uranium Property (the “Property”).  The aggregate total price for a 100% interest in the Property will be satisfied by Crosshair as follows:

	In Cash (USD)	In Shares (USD)	Total (USD)
Upon signing of the agreement (paid)	$25,000	$-	$25,000
By November 15, 2010 (paid)	175,000	-	175,000
By October 29, 2011	250,000	250,000	500,000
By October 29, 2012 (1)	1,250,000	1,250,000	2,500,000
By October 29, 2013 (1)	1,250,000	1,250,000	2,500,000
Upon obtaining production permit (2)	1,500,000	-	1,500,000

	$4,450,000	$2,750,000	$7,200,000

1 These amounts are based on the estimated 5 million pounds uranium reserves at US $0.50 per pound.  Actual payments will be based on the measured, indicated and inferred uranium resources as defined by the NI 43-101 technical report. The minimum commitment is US $2,500,000, with the company paying an additional US $0.50 per pound in excess of 5 million pounds if the NI 43-101 technical report shows a resource in excess of 5 million pounds.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2011
 (Expressed in Canadian Dollars)

5.           MINERAL PROPERTIES (cont’d…)

Juniper Ridge Uranium Property (cont’d…)

2 This amount is based on the estimated 5 million pounds uranium reserves at US $0.30 per pound.  Actual payments will be based on the proven and probable uranium reserves as determined by prefeasibility or feasibility study.  At the option of Strathmore, the Company will make this payment in cash, shares or a combination of cash and shares. The minimum commitment is US $1,500,000.

Title to the Juniper Ridge property will be conditionally transferred to the Company by Strathmore upon making the initial payments of US$700,000 (US$250,000 of which is payable in common shares of Crosshair). US$200,000 of this amount has been paid , and the remaining US$500,000 will be paid on or before October 29, 2011.  The Company can terminate the acquisition agreement at any time upon written notice, without any further liabilities to the Company.  Strathmore will retain a 2% Gross Revenue Royalty on the Property.  The Company has the option to repurchase this royalty at any time during the first three years after commencement of commercial production for US $1,500,000 for each 1% of the Gross Revenue Royalty.

Other Claims

Sinbad Claims

On March 31, 2009, the Company acquired the Sinbad Property in Utah, USA through the acquisition via plan of arrangement of Target Exploration and Mining Corp.  During the 2010 fiscal year, the Company allowed the property to lapse and as a result the related costs of $229,796 were written off to operations.

6.	FUTURE RECLAMATION COSTS

	April 30, 2011		April 30, 2010
Asset retirement obligation – beginning balance	$290,458		$676,484
Change in estimates	(31,237	) 2	(440,934	)1
Accretion expense	22,941		54,908

Asset retirement obligation – ending balance	$282,162		$290,458

1 The Company revised its estimates down from the previous year based on new information regarding potential reclamation costs to be incurred in the future.

2 The Company revised its prior estimates based on the estimated dates of abandonment of the mineral property interests.

The Company has legal obligations associated with its Moran Lake, Silver Spruce CMB JV, Southern Golden Promise, Juniper Ridge and Bootheel mineral properties for reclamation costs.   These costs are anticipated to be incurred between 2013 and 2015.

The total undiscounted amount of estimated cash flows required to settle the obligations is approximately $300,000, which was adjusted for inflation at the rate of 2%, discounted at 8% and projected out to 2015.  Certain minimum amounts of asset retirement obligations will occur each year with the significant amounts to be paid on abandonment of the mineral property interests.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2011
 (Expressed in Canadian Dollars)

7.           COMMITMENTS

In connection with the option agreement to earn in its 90% interest in the Moran Lake Property, the Company is required to make advance royalty payments in the amount of $200,000 per year until the commencement of commercial production. The Company is currently involved in a dispute with the original vendor of the Moran Lake Property regarding the timing of the advance royalty payments. The Company has accrued $400,000 as a contingent liability in the event that the Company is not successful in the dispute. (See Note 15). The Company is also required to complete a bankable feasibility study that is due on or before November 10, 2013. In addition, as at April 30, 2011, the Company is required to spend approximately $288,669 over the next fiscal year  (net of recoveries from the government of Newfoundland and joint venture partner) to maintain the highest potential claims.

8.           CAPITAL STOCK AND CONTRIBUTED SURPLUS

Share and warrant issuances

During the year ended April 30, 2011, common shares were issued as follows:

•
On December 15, 2010, the Company consolidated its common shares on the basis of one post-consolidated common share for every four pre-consolidated common shares.  The 146,993,893 pre-consolidated common shares were reduced to 36,748,349 post consolidated common shares (after taking into account the cancellation of 124 shares due to fractional rounding). Stock options and warrants were similarly adjusted. All references to share and per share amounts have been retroactively restated to reflect the share consolidation.

•
On November 23, 2010, the Company closed a brokered private placement of 3,750,000 flow-through units (the “flow-through units”) at a price of $0.80 per flow-through unit for gross proceeds of $3,000,000. The proceeds have been allocated based on the relative fair values of common shares and warrants as follows: common shares $2,542,956 and warrants $457,044. Each flow-through unit consisted of one flow-through common share and one half of one warrant (the “Warrant”); 1,875,000 in total.  Each whole Warrant is exercisable for one non flow-through common share at an exercise price of $1.25 per common share until November 23, 2012. Each flow-through unit consists of one common share which qualifies as a “flow-through share” for purposes of the Income Tax Act (Canada).

On  November 23, 2010, the Company also closed a brokered private placement of subscription receipts for gross proceeds of $7,000,000.  The proceeds have been allocated based on the relative fair value of common shares and warrants as follows: common shares $4,811,726 and warrants $2,188,274. The subscription receipts were subject to certain escrow release conditions.   The escrow release conditions were as follows: (i) shareholder approval of the offering of subscription receipts; and (ii) the completion of the consolidation of the Company’s Common Shares on the basis of one post-consolidation common share for every four pre-consolidation common shares outstanding. These conditions were met on December 16, 2010, and thus the subscription receipts were converted to 9,999,999 units (the “Units”) at a price of $0.70 per Unit.  Each Unit consisted of one common share and one common share purchase warrant (a “Warrant”) with each Warrant exercisable for one common share at an exercise price of $1.00 per common share for 24 months.   The Company issued broker’s warrants exercisable to acquire 1,375,000 broker’s units (“Broker’s Units”) at an exercise price of $0.70 per Broker’s Unit (valued at $519,101), for a period of 24 months, expiring on November 23, 2012.  Each Broker’s Unit consists of one common share and one warrant exercisable for one common share at an exercise price of $1.00 per common share for 24 months, expiring on November 23, 2012. The Black-Scholes pricing model was used to value these warrants, using a risk-free interest rate of 1.7%, expected life of 2 years, annualized volatility of 104%, and dividend rate of 0%.

•
657,903 warrants with an exercise price ranging from $1.00 to $1.40 per warrant were exercised for gross proceeds of $755,509.  An amount of $196,238, representing the fair value of these warrants on granting was reclassified from contributed surplus to share capital on exercise. In connection with the exercise of agent warrants 168 warrants with an exercise price of $1.20 and 63,920 warrants with an exercise price of $1.40 were issued. The 63,920 warrants issued were immediately exercised (and are included in the total warrants exercised of 657,913).

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2011
 (Expressed in Canadian Dollars)

8.           CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)
Share and warrant issuances (cont’d...)

•
200,000 stock options with an exercise price ranging from $0.60 to $0.92 were exercised for gross proceeds of $166,000. An amount of $711,911, representing the fair value of the options on granting was reclassified from contributed surplus to share capital on exercise.

As of April 30, 2011 the Company had Nil shares and warrants in escrow.

During the year ended April 30, 2010, common shares were issued as follows:

On November 19, 2009, the Company completed a brokered private placement of 1,250,000 units (the “Units”) at a price of $0.80 per Unit for gross proceeds of $1,000,000.  The proceeds have been allocated based on the relative fair value of common shares and warrants as follows: common shares $639,656 and warrants $360,344. Each Unit consisted of one common share and one common share purchase warrant (a “Warrant”) with each Warrant exercisable for one common share at an exercise price of $1.20 per common share for 24 months.   The Company paid the Agent a commission equal to 8% of the gross proceeds and issued agent’s warrants exercisable to acquire 125,000 agent’s units (“Agent’s Units”) at an exercise price of $1.02 per Agent’s Unit (valued at $59,617), for a period of 24 months, expiring on November 19, 2011.  Each Agent’s Unit consists of one common share and one warrant exercisable for one common share at an exercise price of $1.20 per common share for 24 months, expiring on November 19, 2011. The Black-Scholes pricing model was used to value these warrants, using a risk-free interest rate of 2%, expected life of 2 years, annualized volatility of 118%, and dividend rate of 0%.

The Company also concurrently closed a brokered private placement with the Agent of 1,275,000 flow-through shares at a price of $1.00 per flow-through share for gross proceeds of $1,275,000. Each flow-through share consisted of one common share which qualifies as a “flow-through share” for purposes of the Income Tax Act (Canada). The Company paid the Agent a commission equal to 8% of the gross proceeds raised by the flow-through private placement and issued 127,500 agent’s warrants (“Agent’s Warrants”) (valued at $60,809), with each Agent’s Warrant exercisable for one common share at an exercise price of $1.02 per common share, for a period of 24 months, expiring on November 19, 2011. The Black-Scholes pricing model was used to value these warrants, using a risk-free interest rate of 2%, expected life of 2 years, annualized volatility of 118%, and dividend rate of 0%.

•	On December 2, 2009, the Company settled debt of $79,450 by the issuing 87,500 common shares.

•
On December 15, 2009, the Company completed a non-brokered private placement of 500,000 flow-through shares of Crosshair at a price of $1.00 per flow-through share for gross proceeds of $500,000.  Each flow-through share qualifies as a “flow-through share” for the purposes of the Income Tax Act (Canada). In connection with the flow-through private placement the Company issued 30,000 warrants (6% of shares issued), (valued at $13,853), as a finder’s fee. The Black-Scholes pricing model was used to value these warrants, using a risk-free interest rate of 2%, expected life of 2 years, annualized volatility of 116%, and dividend rate of 0%.

•
6,250 shares were issued from the exercise of stock options at price of $0.60 per share for gross proceeds of $3,750.  An amount of $8,222 representing the fair value of the options on granting was reclassified from contributed surplus to capital stock on exercise.

•
On April 1, 2010, the Company closed a non-brokered private placement with Mineral Fields Group of 1,704,545 units (“Unit”) at a price of $0.88 per unit for gross proceeds of $1,500,000.  Each Unit consists of one flow-through common share, which qualifies as a “flow-through share” for the purposes of the Income Tax Act (Canada), and one half of one transferable non-flow-through share purchase warrant (a “Warrant”).  Each full Warrant has a two year term and is exercisable for one non-flow-through common share at an exercise price of $1.40 per common share for the first year and $1.60 for the second year following the date the private placement closes.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2011
 (Expressed in Canadian Dollars)

8.           CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)
Share and warrant issuances (cont’d...)

•
In connection with the flow-through private placement the Company paid a finder’s fee of a cash commission equal to 5% and a due diligence fee equal to 3.5% of the gross proceeds received from the private placement and issued 127,841 (valued at $56,781) finder’s fee warrants exercisable to acquire that number of Units (“Agent’s Units”), at an exercise price of $0.88 per Agent’s Unit, for a period of 24 months following the date the private placement closes.  Each Agent’s Unit consists of one common share and one half of one share purchase warrant on the same terms as the Warrants. The Black-Scholes pricing model was used to value these warrants, using a risk-free interest rate of 2%, expected life of 2 years, annualized volatility of 111%, and dividend rate of 0%.

As of April 30, 2010, the Company had 357,250 shares and 268,500 warrants in escrow held by Universal.

During the year ended April 30, 2009, shares and warrants were issued as follows:

•
5,000 common shares valued at $12,400 were issued for acquisition costs associated with the Golden Promise Property and 62,500 common shares valued at $170,000, were issued for acquisition costs associated with the Moran Lake Property.

•
2,500,000 common shares valued at $5,100,000 and 1,875,000 warrants valued at $1,500,418, were issued to Universal as consideration for Universal – Silver Spruce CMB Joint Venture Property (Note 5).  Each warrant entitles the holder to purchase one additional Crosshair common share at $4.00 for the three year period ending July 29, 2011.  The warrants are subject to early expiry if Crosshair’s shares trade at a value of $8.00 or more for a period of 20 days.  Both the shares and warrants are held in escrow and released as to 312,500 shares and 234,375 warrants every three months commencing in October 2008.  Universal has granted Crosshair’s management a voting proxy over shares it holds or acquires through the exercise of the warrants.  Universal can obtain a release from the escrow provisions and proxy rights in respect of shares and/or warrants it distributes to shareholders.

•
In connection with the plan of arrangement of Target Exploration and Mining Corp., (see Note 3) the Company issued 3,665,872 common shares valued at $2,194,417, 600,000 options valued at $12,310 and 570,825 warrants valued at $107,594.

•	In order to earn its 60% interest in the Golden Promise Property, the Company issued 663,750 common shares valued at $686,608 to Paragon Minerals Corp.

 As of April 30, 2009, the Company had 1,429,000 shares and 1,071,750 warrants in escrow held by Universal.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2011
 (Expressed in Canadian Dollars)

8.           CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Warrants

The following is a summary of warrants outstanding at April 30, 2011, 2010, and 2009 and changes during the years then ended.

	30-Apr-11		30-Apr-10		30-Apr-09
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price

Outstanding, beginning of the year	4,387,614	$2.41	4,619,450	$5.23	2,173,625	$7.04
Issued	13,314,087	1.01	2,512,614	1.23	2,445,825	3.64
Exercised	(657,903)	1.15	-	- -	-	-
Expired	-	-	(2,744,450)	6.06	-	-
Cancelled due to fractional rounding	(2)	-	-	-	-	-
Outstanding, end of the year	17,043,796	$1.37	4,387,614	$2.41	4,619,450	$5.23

At April 30, 2011, the following warrants were outstanding:

Outstanding	Exercise Price ($)	Expiry Date
1,875,000	4.00	July 29, 2011
813,125	1.20	November 19, 2011
124,831	1.02	November 19, 20111
127,500	1.02	November 19, 2011
168	1.20	November 19, 2011
900	1.00	December 15, 2011
852,273	1.60	April 1, 2012
9,999,999	1.00	November 23, 2012
1,875,000	1.25	November 23, 2012
1,375,000	0.70	November 23, 2012
17,043,796	1.37
(1)
These warrants were issued to the Agent in connection with the private placement on November 19, 2009. Each warrant is exercisable into one common share and one warrant exercisable into one common share at an exercise price of $1.20, expiring on November 19, 2011.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2011
 (Expressed in Canadian Dollars)

8.           CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options

On December 15, 2010 the Company’s shareholders approved the amendment of the Company’s Stock Option Plan (the “Amended Plan”) to a 10% rolling plan.  The Amended Plan allows a maximum 10% of the issued shares to be reserved for issuance under the plan. Options granted under the Amended Plan may not have a term exceeding 10 years and vesting provisions at the discretion of the Board of Directors.

The following is a summary of stock options outstanding at April 30, 2011, 2010, and 2009, and changes during the years then ended.

	30-Apr-11		30-Apr-10		30-Apr-09
	Number	Weighted	Number	Weighted	Number	Weighted
	of options	Average	of options	Average	of options	Average
		Exercise Price		Exercise Price		Exercise Price

Outstanding, beginning of year	2,905,882	$1.52	2,495,625	$2.58	2,398,250	$6.84
Exercised	(200,000)	0.83	(6,250)	0.6	-	-
Cancelled	(271,261)	1.42	(800,625)	3.85	(1,522,625)	5.44
Expired	(175,000)	3.94	(118,750)	1.8	-	-
Granted	2,815,000	1.44	1,335,882	0.98	1,620,000	1.56

Outstanding, end of year	5,074,621	$1.43	2,905,882	$1.52	2,495,625	$2.58

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2011
 (Expressed in Canadian Dollars)

8.           CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options (cont’d…)

At April 30, 2011, the following stock options were outstanding to directors, officers and employees:

Outstanding	Exercisable	Exercise Price ($)	Expiry Date
66,000	66,000	1.40	August 29, 2011
6,000	6,000	2.08	November 15, 2011
37,500	37,500	0.92	March 6, 2012
25,000	25,000	3.48	March 23, 2012
27,000	27,000	3.44	May 1, 2012
198,490	198,490	4.00	August 29, 2012
25,000	25,000	0.92	October 15, 2012
62,500	62,500	3.52	May 23, 2013
30,000	30,000	1.88	June 5, 2013
37,500	37,500	2.00	August 1, 2013
387,500	387,500	1.08	September 15, 2013
162,500	162,500	0.60	October 23, 2013
87,500	87,500	1.08	October 27, 2013
638,750	479,063	1.08	May 28, 2014
12,500	-	0.76	August 10, 2014
293,381	293,382	0.88	November 30, 2014
25,000	25,000	0.80	December 21, 2014
137,500	137,500	0.84	January 6, 2015
2,580,000	-	1.44	December 21, 2015
100,000	25,000	1.95	January 7, 2016
135,000	-	1.12	April 1, 2016

5,074,621	2,112,435

Stock-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting.  For the year ended April 30, 2011 the Company recognized stock-based compensation expense of $1,200,990 (2010 - $1,099,173, 2009 - $3,312,632).  Of this amount $Nil (2010 - $49,489, 2009 - $Nil) was allocated to mineral properties. The weighted average fair value of options granted in the period was $1.43 (2010 - $0.60, 2009 – $2.40) per option.

Where stock options were re-priced, new fair values were calculated based on the new exercise price and this new fair value used in determining compensation expense over the remaining vesting periods of the options.

The following weighted average assumptions were used for the Black-Scholes method of valuation of stock options during the years ended April 30, 2011, 2010, and 2009:

	April 30, 2011	April 30, 2010	April 30, 2009

Risk-free interest rate	1.7%	1.02%	3.09%
Expected life of options	3 years	5 years	5 years
Annualized volatility	133.37%	103%	92%
Dividend rate	0%	0%	0%

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2011
 (Expressed in Canadian Dollars)

9.           SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

The following were significant non-cash investing and financing transactions during the year ended April 30, 2011:

(a)	Mineral property costs of $12,180 were included in accounts payable.

(b)	200,000 stock options were exercised with a fair value of $711,911

(c)	657,903 warrants were exercised with a fair value for $307,760.

(d)	1,439,088 broker warrants were issued, and recorded as share issuance costs, with a fair value of $630,623.

(e)	Included in mineral properties is $400,000 related to the contingent liability (Note 15).

(f)	Mineral properties were reduced by $31,237 due to a change in assumptions associated with asset retirement obligation.

The following were significant non-cash investing and financing transactions during the year ended April 30, 2010:

(g)	Mineral property costs of $396,045 were included in accounts payable.

(h)	$49,489 of stock-based compensation was allocated to mineral properties.

(i)	87,500 common shares of the Company were issued for mineral properties (Note 8).

(j)	$8,222 was reallocated from contributed surplus to capital stock upon the exercise of stock options.

(k)
the Company issued a total of 410,341 agents’ warrants valued at $191,060 which were recorded as share issue costs and included in contributed surplus. These were reduced by $89,753 of cash share issuance costs which are included in contributed surplus.

(l)	Included in mineral properties is $200,000 relating to the contingent liability (Note 15).

(m)	Included in mineral properties are $389,200 in future reclamation costs.

The following were significant non-cash investing and financing transactions during year ended April 30, 2009:

(n)
2,567,500 common shares valued at $5,282,400, 663,750 common shares valued at $686,608 and 1,875,000 warrants valued at $1,500,418 were issued for property acquisitions (Note 8).  Also, exploration equipment with a fair-market value of $63,672 was acquired in connection with the Universal – Silver Spruce CMB Joint Venture agreement.

(o)	Mineral property costs of $11,260 were incurred and included in accounts payable.

(p)	A mineral property impairment charge of $14,000,000 was charged in the last quarter of fiscal 2009.

(q)	Mineral property costs and the provision for future reclamation costs were increased by $70,783.

(r)
In connection with the acquisition of Target Exploration and Mining Corp., (see Note 3) the Company issued 3,665,872 common shares valued at $2,194,417, 600,000 options valued at $12,310 and 570,825 warrants valued at $107,593.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2011
 (Expressed in Canadian Dollars)

10.           RELATED PARTY TRANSACTIONS

During the year ended April 30, 2011, the Company had the following transactions with related parties:

•
In January 2010, the Company entered into a contract with a management company (which was amended on October 1, 2010) with a director and officer in common, whereby the management company will provide shared office and payroll services to the Company.  The Company incurred administrative/office costs of $699,268 included in office and administration, wages and salaries, rent, travel, consulting, and investor relations (2010 - $203,639, 2009 -$38,498) to this management company for such services. At April 30, 2011, $72,407 (April 30, 2010 - $Nil) was still owing to this company included in due to related parties, and deposits on hand with this company of $Nil (April 30, 2010 - $130,514) were included in prepaid expenses.

•	Paid rent for its Newfoundland office of $Nil (2010 - $6,592, 2009 - $97,153) to a private company that has a director in common. In July 2009, the Company terminated the use of this office space.

•
Consulting fees include $63,600 (2010 - $50,350, 2009 - $Nil) of fees paid or accrued to company owned by a former officer of the Company.  Management fees include $328,330 (2010 - $94,582, 2009 - $43,750) of fees paid or accrued to two private companies owned by a director and officer of the Company, of which $Nil (April 30, 2010 – $4,294) was still owing at April 30, 2011.

•
During the year ended April 30, 2011, the Company paid bonus amounts of $210,000 included in management fees and wages and salaries (2010 - $Nil, 2009 - $Nil) to various officers/directors of the Company.

•
On October 1, 2010, Crosshair sold all furniture equipment, computer equipment, and software to a management company with a director and officer in common. As consideration for the assets, this management company paid Crosshair the total amount of $30,000, which represents the estimated fair value of the assets on the effective date of the purchase agreement. The difference between the sales price and the carrying value of the sold assets was $110,291, which was recorded as loss on sale of equipment.

•	During the year ended April 30, 2011, $Nil of management fees (2010 - $26,250, 2009 - $Nil) was paid to former directors of Target.

•	The $Nil in legal fees (2010 - $24,998, 2009 - $Nil) was paid during the year to the law firm of which a director is a partner.

•
At April 30, 2011, the Company had a receivable of $Nil (April 30, 2010 - $2,669) from a company with a director and officer in common.  This amount was owed for shared office services, such as rent, office supplies and related utilities, and is included in Receivables.

•	The Company had incurred independent directors’ fees of $Nil (2010 - $Nil, 2009 - $100,500).

The amounts charged to the Company for the services provided have been determined by negotiations among the parties. These transactions were in the normal course of operations and were measured at the exchange value which represented the amounts of consideration established and agreed by the related parties.

The amounts due to the related parties are non-interest bearing, with no fixed terms of repayment.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2011
 (Expressed in Canadian Dollars)

11.           INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2011	2010	2009

Loss before income tax recovery	$(2,836,719)	$(3,139,828)	$(22,025,537)

Expected income tax recovery at statutory rates	$(808,465)	$(926,249)	$(7,322,831)
Non-taxable items	77,364	252,144	1,359,883
Non-capital loss and resource expenditure benefits unrecognized (recognized)	(18,899)	(144,645)	4,661,648

Total income recovery	$(750,000)	$(818,750)	$(1,301,300)

The significant components of the Company's future tax assets are as follows:

	2011	2010	2009

Future tax assets:
Loss carry forwards	$3,687,294	$3,093,917	$2,614,089
Marketable securities	354,239	833,969	442,330
Equipment	60,153	116,973	103,748
Share issuance costs	314,124	212,147	234,613
Mineral property and related exploration expenditures	734,067	1,079,720	5,873,818

	5,149,877	5,336,726	9,268,598

Less: valuation allowances	(5,149,877)	(5,336,726)	(9,268,598)

Net future tax assets	$-	$-	$-

During the year ended April 30, 2011, the Company issued 3,750,000 common shares on a flow-through basis for gross proceeds of $3,000,000.  The flow-through agreement requires the Company to renounce certain deductions for Canadian exploration expenditures incurred on the Company’s resource properties.  Future income taxes of $750,000 on the exploration expenditures to be renounced to shareholders was applied against capital stock in fiscal 2011 as a result.

The Company has available for deduction against future taxable income non-capital losses of approximately $14,750,000. These losses, if not utilized, will expire through 2031. In addition, the Company also has resource deductions available to reduce taxable income in future years. Future tax benefits, which may arise as a result of these losses and resource expenditures, have not been recognized in these financial statements, and have been offset by a valuation allowance due to the uncertainty of their realization.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2011
 (Expressed in Canadian Dollars)

12.           SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral properties in North America.

	April 30, 2011	April 30, 2010

Equipment:

United States	$4,714	$5,788
Canada	177,120	374,917
	$181,834	$380,705
Mineral properties:

United States	$3,911,313	$3,573,210
Canada	27,821,782	26,812,474

	$31,733,095	$30,385,684

13.           CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and development of its mineral properties, acquire additional mineral property interests and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.  In the management of capital, the Company includes its components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  The annual and updated budgets are approved by the Board of Directors.

At this stage of the Company’s development, in order to maximize ongoing development efforts, the Company does not pay out dividends.

The Company manages its exposure to USD currency fluctuations by keeping a sufficient amount of US dollars on hand.

The Company’s investment policy is to invest its cash, not otherwise designated for strategic investments, in highly liquid short-term interest-bearing R1-High investment rated (DBRS) investments with maturities of 90 days or less from the original date of acquisition.

The Company completed an equity financing in the third quarter of 2011 to carry on its operations for the next 12 months and beyond April 30, 2012.

The Company currently is not subject to externally imposed capital requirements.  There were no changes in the Company’s approach to capital management.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2011
 (Expressed in Canadian Dollars)

14.           FINANCIAL INSTRUMENTS

The fair value of the Company’s receivables, payables and accrued liabilities, and due to related parties approximate carrying value due to their short-term nature.  The Company’s other financial instruments, being cash and cash equivalents and marketable securities, under the fair value hierarchy are based on level one quoted prices in active markets for identical assets or liabilities.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and price risk.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash and cash equivalents are held at a large Canadian financial institution in interest bearing accounts.  The Company has no investments in asset-backed commercial paper.

The Company’s receivables consist mainly of HST receivable due from the Government of Canada.  The Company does not believe it is exposed to significant credit risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through its capital management as outlined in Note 13 to the consolidated financial statements.  Accounts payable relating to mineral properties and other accounts payable and accrued liabilities are due within one year.  Management believes the Company has sufficient funds to meets its liabilities as they become due.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, commodity and equity prices, and foreign exchange rates.

(a)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments included in cash and cash equivalents is minimal because these investments roll over daily.

(b)	Price risk

The Company is exposed to price risk with respect to commodity prices, particularly uranium, and equity prices, since the Company possesses investments in publicly traded securities.  The Company closely monitors those prices to determine the appropriate course of action to be taken by the Company. However, there can be no assurance that the Company can exit these positions if required, resulting in proceeds approximating the carrying value of these securities.

(c)	Currency risk

As at April 30, 2011, the Company’s expenditures are predominantly in Canadian dollars, and any future equity raised is expected to be predominantly in Canadian dollars.  As at April 30, 2011, the Company has accounts payable denominated in US dollars of $43,180 and cash of $1,405 US dollars.  A 10% change in the Canadian dollar vs. the US dollar would give rise to a $3,963 gain/loss.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2011
 (Expressed in Canadian Dollars)

15.           CONTINGENCIES

Litigation with Expedition Mining Inc. (formally known as Universal Uranium Ltd.)

In April 2009, Crosshair commenced an action in British Columbia Supreme Court against Expedition Mining Inc. (“Expedition”) alleging that Expedition had knowledge of trades that artificially inflated the market price of shares of Expedition at the time that Crosshair agreed to purchase property and securities of Expedition.  The action relates to certain agreements Crosshair entered into with Expedition to acquire all of Expedition’s interest in its project in the Central Mineral Belt of Labrador and to purchase securities of Expedition by way of a private placement.

On April 29, 2010, the Company entered into a definitive agreement with Expedition to settle all outstanding litigation between Crosshair and Expedition.

The settlement agreement requires Crosshair and Expedition to file a consent dismissal order dismissing both the Crosshair claim and the Expedition counterclaim. Neither company paid any funds to the other pursuant to the terms of settlement.

Crosshair has also entered into a voting trust agreement (the “2010 Voting Trust Agreement”). Pursuant to the 2010 Voting Trust Agreement, Crosshair will either abstain from voting its shares in Expedition or vote those shares in favour of Expedition management’s proposals for a period of thirty-six months. As of April 30, 2011, Crosshair held 2,222,222 Expedition shares.

As per the original voting trust agreement between Crosshair and Expedition signed on July 30, 2008 (the “2008 Voting Trust Agreement”), Expedition was also required to either abstain from voting its shares in Crosshair or vote those shares in favour of Crosshair management’s proposals. As of April 30, 2011, Expedition held 1,875,000 Crosshair warrants.

Pursuant to the settlement, beginning April 2010 and for the next twelve months, both Crosshair and Expedition were required to report on a monthly basis to the other in writing advising of the number of shares in the other they have purchased or sold in the preceding month.  In the case of a breach of these requirements the 2010 Voting Trust Agreement becomes null and void. Since Expedition complied with the terms of the settlement the Voting Trust Agreement remains in full force until July 30, 2013.

Litigation with Lewis Murphy

On October 10, 2004, the Company entered in an agreement (the “Agreement”) with Mr. Lewis Murphy pursuant to which the Company was granted an option to acquire an interest in certain mineral licenses in Newfoundland and Labrador.  On April 28, 2010, Mr. Lewis Murphy commenced court proceedings against the Company in the Supreme Court of Newfoundland and Labrador in relation to the Agreement. As acknowledged by Mr. Murphy in the Statement of Claim, the mineral licenses were transferred to Crosshair.  The Agreement provides that upon the Company completing its earn-in obligations under the Agreement and becoming vested as to its 90% interest therein, the Company will pay Mr. Murphy an annual advance royalty of $200,000 per year until the Commencement of Commercial Production.  Mr. Murphy alleges he was owed an annual advance royalty payment in the amount of $200,000 in November 2009.  Mr. Murphy is seeking contractual damages in the amount of $200,000, and various declaratory reliefs including, but not limited to, an order that the transfers of any and all mineral licenses from Murphy to the Company made pursuant to the Agreement are null and void and a declaration that the Agreement is terminated.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2011
 (Expressed in Canadian Dollars)

15.           CONTINGENCIES (cont’d…)

Litigation with Lewis Murphy (cont’d…)

On January 6, 2011, a judgment was issued by the Supreme Court of Newfoundland and Labrador in favour of Mr. Murphy in the amount of $200,000 (plus costs and interest) and the Company’s counterclaim was dismissed. The Company was granted leave to appeal this judgment on May 31, 2011. The appeal hearing is expected to occur in September or October 2011; however, there can be no assurance that any appeal will be resolved in favour of the Company. As of April 30, 2011, Mr. Murphy has commenced an action to recover an additional $200,000 that he claims is due as an advance royalty payment for November 2010. The company is defending this claim but there can be no assurance that this action will be resolved in favour of the Company. As a result $400,000 has been accrued and is recorded in mineral properties as at April 30, 2011.

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian GAAP.  Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States ("US GAAP") are described and quantified below.

Balance sheets

The impact of the differences between Canadian GAAP and United States GAAP on the balance sheets would be as follows:

	2011			2010
	Balance, Canadian GAAP	Adjustments	Balance, US GAAP	Balance, Canadian GAAP	Adjustments	Balance, US GAAP
Assets:
Current assets	$11,165,927	$-	$11,165,927	$4,205,926	$-	$4,205,926
Long-term receivables	-	-	-	-	-	-
Reclamation bonds	17,563	-	17,563	26,477	-	26,477
Equipment	181,834	-	181,834	380,705	-	380,705
Mineral properties	31,733,095	(21,151,792)	10,581,303	30,385,684	(20,047,327)	10,338,357

Total assets	$43,098,419	$(21,151,792)	$21,946,627	$34,998,792	$(20,047,327)	$14,951,465

Liabilities
Current liabilities	$350,757	$-	$350,757	$802,917	$-	$802,917
Contingent liability	400,000	-	400,000	200,000		200,000
Future reclamation costs	282,162	-	282,162	290,458	-	290,458
Flow-through share liability	-	239,261	239,261	-	218,274	218,274
Shareholders’ equity
Capital stock	77,151,646	1,589,436	78,741,082	70,162,104	1,214,436	71,376,540
Contributed surplus	20,695,209	-	20,695,209	17,237,949	-	17,237,949
Deficit	(55,781,355)	(22,980,489)	(78,761,844)	(53,694,636)	(21,480,037)	(75,174,673)

Total liabilities and shareholders’ equity	$43,098,419	$(21,151,792)	$21,946,627	$34,998,792	$(20,047,327)	$14,951,465

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2011
 (Expressed in Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

Statements of operations

The impact of the differences between Canadian GAAP and United States GAAP on the statements of operations would be as follows:

	2011	2010	2009
Loss for the year under Canadian GAAP	$(2,086,719)	$(2,321,078)	$(20,724,237)
Adjustments:
Mineral property expenditures incurred during the year	(1,104,465)	(1,401,038)	(4,115,682)
Mineral properties written off during the year	-	-	9,339,424
Flow-through share premium paid in excess of market value	354,013	181,775	505,565
Future income tax recovery	(750,000)	(818,750)	(1,301,300)
Loss under US GAAP	$(3,587,171)	$(4,359,091)	$(16,296,230)
Weighted average number of common shares outstanding under US GAAP	41,193,459	29,528,511	23,396,172
Loss per share under US GAAP	$(0.09)	$(0.15)	$(0.70)

Statements of cash flows

The impact of the differences between Canadian GAAP and United States GAAP on the statements of cash flows would be as follows:

	2011	2010	2009
Net cash flows from operating activities
Under Canadian GAAP	$(1,965,771)	$(2,259,493)	$(3,414,510)
Mineral properties	(1,288,330)	(887,316)	(5,145,919)
Net cash used in operating activities under US GAAP	(3,254,101)	(3,146,809)	(8,560,429)

Net cash flows from financing activities
Under Canadian GAAP and US GAAP	9,995,812	3,817,314	(980,511)
Net cash flows used in investing activities
Under Canadian GAAP	(1,525,967)	(957,584)	(6,053,579)
Mineral properties	1,288,330	887,316	5,145,919
Net cash used in investing activities under US GAAP	(237,637)	(70,268)	(907,660)

Net increase in cash and cash equivalents during the year	6,504,074	600,237	(10,448,600)
Cash and cash equivalents, beginning the year	3,427,511	2,827,274	13,275,874
Cash and cash equivalents, end of year	$9,331,585	$3,427,511	$2,827,274

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

Mineral property interests and deferred exploration costs

Mineral property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2. For U.S. GAAP purposes, the Company capitalizes acquisition costs and expenses as incurred exploration costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent development costs of the property would be capitalized. The capitalized costs of such properties would then be measured periodically for recoverability of carrying values.
The Company considers mineral rights to be tangible assets and accordingly, the Company capitalizes costs related to the acquisition of mineral rights.

Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Income Tax Act of Canada) and renounce the related income tax deductions to the investors.  Under Canadian GAAP, flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax liability.  Under US GAAP, any difference between the market price of the Company's stock and the fair value of the flow-through shares must be recorded as a liability if a premium is paid by investors or as an asset if investors are purchasing the shares at a discount.  The asset or liability is charged to income as the flow-through share proceeds are expended on qualifying expenditures.

During the year ended April 30, 2011, the Company issued 3,750,000 flow-through shares for total proceeds of $3,000,000.  As the market price of the Company’s stock was less than the fair value of the flow-through shares issued, a premium of $135,739 has been recorded for the expended cash on qualifying expenditures and a flow-through share liability of $239,261 was recorded for the unexpended amount as of April 30, 2011.

During the year ended April 30, 2010, the Company issued 13,918,180 flow-through shares for total proceeds of $3,275,000.  As the market price of the Company’s stock was less than the fair value of the flow-through shares issued, a premium of $151,090 has been recorded for the expended cash on qualifying expenditures and a flow-through share liability of $218,273 was recorded for the unexpended amount as of April 30, 2010.

Loss per share

Under both Canadian and United States generally accepted accounting principles basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Under United States generally accepted accounting principles, the weighted average number of common shares outstanding excludes any shares held in escrow for which the release is subject to certain performance conditions. The weighted average number of shares outstanding under United States generally accepted accounting principles for the years ended April 30, 2011, 2010 and 2009 were 41,193,439, 29,528,811, and 23,396,172 respectively.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2011
 (Expressed in Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

New Accounting Standards

In April 2010, the FASB issued ASU 2010-13, Compensation – Stock Compensation (Topic 718), amending ASC 718. ASU 2010-13 clarifies that a share-based payment award with an exercise price denominated in the currency of a market in which the entity's equity securities trade should not be classified as a liability if it otherwise qualifies as equity. ASU 2010-13 also improves GAAP by improving consistency in financial reporting by eliminating diversity in practice. ASU 2010-13 is effective for interim and annual reporting periods beginning after December 15, 2010 (January 1, 2011 for the Company). The Company does not expect its adoption to have a material impact on the Company's financial reporting and disclosures.

In December 2010, the FASB issued ASU 2010-29, which contains updated accounting guidance to clarify the acquisition date that should be used for reporting pro forma financial information when comparative financial statements are issued. This update requires that a company should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. This update also requires disclosure of the nature and amount of material, nonrecurring pro forma adjustments. The provisions of this update, which are to be applied prospectively, are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010, with early adoption permitted. The impact of this update on the Company's consolidated financial statements will depend on the size and nature of future business combinations.